Item 1. English translation of the consolidated financial statements for the three month period ended on March 31, 2017, together with the independent auditor´s report of Central Puerto S.A. dated May 14, 2018, submitted to the Argentine securities regulator (the Comisión Nacional de Valores, or the CNV) on May 14, 2018

Central Puerto S.A.

Consolidated financial statements for the three-month periods ended March 31, 2018 and 2017, together with the independent auditor´s report

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

Registered office: Av. Edison 2701 - Ciudad Autónoma de Buenos Aires - República Argentina

FISCAL YEAR N° 27 BEGINNING JANUARY 1, 2018

FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2018

CUIT (Argentine taxpayer identification number): 33-65030549-9.

Date of registration with the Public Registry of Commerce:

-
Of the articles of incorporation: March 13, 1992.

-
Of the last amendment to by-laws: April 28, 2017.

Registration number with the IGJ (Argentine regulatory agency of business associations): 1.855, Book 110, Volume A of Corporations.

Expiration date of the articles of incorporation: March 13, 2091.

The Company is not enrolled in the Statutory Optional System for the Mandatory Acquisition of Public Offerings.

CAPITAL STRUCTURE

(stated in pesos)

Class of shares	Subscribed, paid-in and registered (Note 14)

1,514,022,256 common, outstanding book-entry shares, with face value of 1 each and entitled to one vote per share.	1,514,022,256

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

CONSOLIDATED STATEMENT OF INCOME
for the three-month period ended March 31, 2018

		03-31-2018	03-31-2017
	Notes	Unaudited
		ARS 000	ARS 000
CONTINUING OPERATIONS

Revenues	4	1,804,152	1,107,278
Cost of sales	Exhibit F	(748,058)	(657,069)
Gross income		1,056,094	450,209

Administrative and selling expenses	Exhibit H	(202,204)	(130,667)
Other operating income	5.1	814,911	69,934
Other operating expenses	5.2	(18,358)	(18,840)
CVO receivables update and interests	7.1	7,958,658	-
Operating income		9,609,101	370,636

Finance income	5.3	154,968	355,135
Finance expenses	5.4	(264,109)	(138,771)
Share of the profit of associates	3	148,060	13,937
Income before income tax from continuing operations		9,648,020	600,937

Income tax for the period	6	(2,676,842)	(192,309)
Net income for the period from continuing operations		6,971,178	408,628

DISCONTINUED OPERATIONS

Income after tax for the period from discontinued operations	16	530,489	116,175
Net income for the period		7,501,667	524,803

Attributable to:
- Equity holders of the parent		7,523,851	526,629
- Non-controlling interests		(22,184)	(1,826)
		7,501,667	524,803

Basic and diluted earnings per share (ARS)		5.00	0.35

Basic and diluted earnings per share from continuing operations (ARS)		4.65	0.27

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
for the three-month period ended March 31, 2018

		03-31-2018	03-31-2017
	Notes	Unaudited
		ARS 000	ARS 000

Net income for the period		7,501,667	524,803

Other comprehensive income for the period

Other comprehensive income to be reclassified to income in subsequent periods

Loss on financial assets of fair value through other comprehensive income	5.5	(33,811)	(200,865)
Income tax effect	6	17,352	70,303
Other comprehensive income to be reclassified to income in subsequent periods		(16,459)	(130,562)
Other comprehensive income for the period		(16,459)	(130,562)
Total comprehensive income for the period		7,485,208	394,241

Attributable to:
- Equity holders of the parent		7,507,392	396,067
- Non-controlling interests		(22,184)	(1,826)
		7,485,208	394,241

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
as at March 31, 2018

		03-31-2018	12-31-2017
	Notes	Unaudited	Audited
		ARS 000	ARS 000
Assets
Non-current assets
Property, plant and equipment	Exhibit A	8,044,853	7,431,728
Intangible assets		180,055	187,833
Investment in associates		861,328	985,646
Trade and other receivables	7.1	10,421,958	2,602,213
Other non-financial assets	8.1	12,937	12,721
Inventories		48,203	48,203
		19,569,334	11,268,344
Current assets
Inventories		152,041	110,290
Other non-financial assets	8.1	518,774	470,895
Trade and other receivables	7.1	4,158,720	3,887,065
Other financial assets	7.5	2,359,295	1,110,728
Cash and cash equivalents		1,202,539	88,633
		8,391,369	5,667,611
Assets held for sale	16	-	143,014
		8,391,369	5,810,625
Total assets		27,960,703	17,078,969

Equity and liabilities
Equity
Capital stock		1,514,022	1,514,022
Adjustment to capital stock		664,988	664,988
Merger premium		376,571	376,571
Legal reserve		286,178	286,178
Special reserve IGJ Resolution 7/05		55,830	55,830
Special reserve CNV General Resolution 609		177,181	177,181
Voluntary reserve		450,865	450,865
Retained earnings		11,026,897	3,503,046
Accumulated other comprehensive income		26,825	43,284
Equity attributable to holders of the parent		14,579,357	7,071,965
Non-controlling interests		277,447	289,035
Total equity		14,856,804	7,361,000

Non-current liabilities
Other non-financial liabilities	8.2	1,229,120	468,695
Other loans and borrowings	7.3	2,843,943	1,478,729
Borrowings from CAMMESA	7.4	941,257	1,055,558
Compensation and employee benefits liabilities	8.3	119,187	113,097
Deferred income tax liabilities	6	1,503,044	703,744
		6,636,551	3,819,823
Current liabilities
Trade and other payables	7.2	699,170	1,017,306
Other non-financial liabilities	8.2	747,165	659,668
Borrowings from CAMMESA	7.4	1,833,724	1,753,038
Other loans and borrowings	7.3	46,666	505,604
Compensation and employee benefits liabilities	8.3	238,391	323,078
Income tax payable		2,474,154	1,096,817
Provisions	Exhibit E	428,078	413,474
		6,467,348	5,768,985
Liabilities associated with the assets held for sale	16	-	129,161
		6,467,348	5,898,146
Total liabilities		13,103,899	9,717,969
Total equity and liabilities		27,960,703	17,078,969

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the three-month period ended March 31, 2018

	Attributable to holders of the parent
	Contributions from the owners		Accumulated results
	Capital stock	Noncapitalized contribution	Retained earnings
	Facevalue (1)	Adjustment to capital stock	Primas	Reserva legal	Reserva especial Res IGJ 7/05	Reserva Especial RG CNV 609	Reserva facultativa	Unappropriated retained earnings	Other accumulated comprehensive income (loss)	Total	Non-controlling interests	Total
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000

As of January 1, 2018	1,514,022	664,988	376,571	286,178	55,830	177,181	450,865	3,503,046	43,284	7,071,965	289,035	7,361,000

Net income for the period	-	-	-	-	-	-	-	7,523,851	-	7,523,851	(22,184)	7,501,667

Other comprehensive income for the period	-	-	-	-	-	-	-	-	(16,459)	(16,459)	-	(16,459)

Total comprehensive income for the period	-	-	-	-	-	-	-	7,523,851	(16,459)	7,507,392	(22,184)	7,485,208

Stock-based payments	-	-	-	-	-	-	-	-	-	-	1,104	1,104

Contributions from non-controlling interests	-	-	-	-	-	-	-	-	-	-	9,492	9,492

As of March 31, 2018 (Unaudited)	1,514,022	664,988	376,571	286,178	55,830	177,181	450,865	11,026,897	26,825	14,579,357	277,447	14,856,804

(1)
At March 31, 2018, a subsidiary held 8,851,848 common shares.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the three-month period ended March 31, 2017

	Attributable to holders of the parent
	Contributions from the owners		Accumulated results
	Capital stock	Noncapitalized contribution	Retained earnings
	Facevalue (1)	Adjustment to capital stock	Primas	Reserva legal	Reserva especial Res IGJ 7/05	Reserva Especial RG CNV 609	Reserva facultativa	Unappropriated retained earnings	Other accumulated comprehensive income (loss)	Total	Non-controlling interests	Total
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000

As of January 1, 2017	1,514,022	664,988	376,571	197,996	55,830	177,181	68,913	1,757,051	334,747	5,147,299	6,717	5,154,016

Net income for the period	-	-	-	-	-	-	-	526,629	-	526,629	(1,826)	524,803

Other comprehensive income for the period	-	-	-	-	-	-	-	-	(130,562)	(130,562)	-	(130,562)

Total comprehensive income for the period	-	-	-	-	-	-	-	526,629	(130,562)	396,067	(1,826)	394,241

Contribution of non-controlling interests	-	-	-	-	-	-	-	-	-	-	107,189	107,189

As of March 31, 2017 (Unaudited)	1,514,022	664,988	376,571	197,996	55,830	177,181	68,913	2,283,680	204,185	5,543,366	112,080	5,655,446

(1)
At March 31, 2017, a subsidiary held 8,851,848 common shares.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

CONSOLIDATED STATEMENT OF CASH FLOWS
for the three-month period ended March 31, 2018

	03-31-2018	03-31-2017
	Unaudited	Unaudited
	ARS 000	ARS 000
Operating activities
Income for the period before income tax from continuing operations	9,648,020	600,937
Income for the period before income tax from discontinued operations	567,628	178,729
Income for the period before income tax	10,215,648	779,666

Adjustments to reconcile income for the period before income tax to net cash flows:
Depreciation of property, plant and equipment	65,869	57,135
Amortization of intangible assets	7,778	10,020
Discount of accounts receivable and payable and income tax payable, net	(373,367)	(49,311)
CVO receivables update and interests	(7,958,658)	-
Foreign exchange difference for trade receivables	(220,963)	-
Interest earned from customers	(94,530)	(19,897)
Finance income	(154,968)	(355,135)
Finance expenses	264,109	138,771
Share of the profit of associates	(148,060)	(13,937)
Share-based payments	1,104	-
Movement in provisions and long-term employee benefit plan expense	22,452	8,569
Income from the sale of La Plata plant	(572,371)	-

Changes in operating assets and liabilities:
Increase in trade and other receivables (1)	(18,705)	(178,789)
Increase in other non-financial, financial and inventories	(89,846)	(76,150)
Increase (Decrease) in trade and other payables, other non-financial liabilities and liabilities from employee benefits	229,504	(35,817)
	1,174,996	265,125
Interest received from customers	5,588	5,762
Income tax paid	(146,053)	(101,609)
Net cash flow provided by operating activities	1,034,531	169,278
Investment activities
Purchase of property, plant and equipment	(304,708)	(295,557)
(Purchase) Sale of financial assets, net	(1,146,440)	602,520
Dividends received	272,378	-
Cash flows generated from the sale of La Plata plant	586,845	-
Net cash flows (used in) provided by investing activities	(591,925)	306,963

Financing activities
Short-term loans paid, net	(267)	(297,785)
Long-term loans received	1,650,455	-
Long-term loans paid	(961,015)	-
Borrowings received from CAMMESA	-	212,885
Interest and other finance expenses paid	(57,074)	(4,933)
Contributions from non-controlling interests	9,492	107,189
Net cash flows provided by financing activities	641,591	17,356

Increase in cash and cash equivalents	1,084,197	493,597
Exchange difference and other financial results	29,709	(1,062)
Cash and cash equivalents as of January 1	88,633	30,008
Cash and cash equivalents as of March 31	1,202,539	522,543

(1)
During the three-month periods ended March 31, 2018 and 2017, the Group has decided to offset CAMMESA borrowings under Resolution 146 with Non-recurrent Maintenance balances for 194,679 (including interests for 57,766) and 33,250 (including interests for 11,116), respectively.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the three-month period ended March 31, 2018

1.
Corporate information and main business

Central Puerto S.A. (hereinafter the “Company”, ”we”, “us” or “CEPU”) and the companies that make up the business group (hereinafter the “Group”) form an integrated group of companies pertaining to the energy sector. The Group is mainly engaged in electric power generation and commercialization.

CEPU was incorporated pursuant to Executive Order No. 122/92. We were formed in connection with privatization process involving Servicios Eléctricos del Gran Buenos Aires S.A. (“SEGBA”) in which SEGBA’s electricity generation, transportation, distribution and sales activities were privatized.

Our shares are listed on the MERVAL in the Argentinean stock exchange, and, since February 2, 2018, they are listed in the NYSE (“New York Stock Exchange”), both under the symbol “CEPU”.

On April 1, 1992, Central Puerto S.A., the consortium-awardee, took possession over Nuevo Puerto and Puerto Nuevo plants, and we began operations.

The Group owns in order to carry out its electric energy generation activity the following assets:

-
Our Puerto complex is composed of two facilities, Central Nuevo Puerto (“Nuevo Puerto”) and Central Puerto Nuevo (“Puerto Nuevo”), located in the City of Buenos Aires. Our Puerto complex’s facilities include steam turbines plants and a Combined Cycle plant and has a current installed capacity of 1,714 MW.

-
Our Luján de Cuyo plant is located in Luján de Cuyo, Province of Mendoza and has an installed capacity of 509 MW and steam generating capacity of 150 tons per hour (note 11).

-
The Group also owns the concession right of the Piedra del Águila hydroelectric power plant located at the edge of Limay river in Neuquén province. Piedra del Águila has four 360 MW generating units.

-
The Group is engaged in the management and operations of the thermal plants José de San Martín and Manuel Belgrano through its equity investees Termoeléctrica José de San Martín S.A. (“TJSM”) and Termoeléctrica General Belgrano S.A. (“TMB”). Those entities operate the two thermal generation plants with an installed capacity of 865 MW and 873 MW, respectively. Additionally, through its subsidiary Central Vuelta de Obligado S.A. (“CVOSA”) the Group is engaged in the construction management and operation of the thermal plant Central Vuelta de Obligado, with an installed capacity of 816 MW.

The Group is also engaged in the natural gas distribution public sector service in the Cuyo and Centro regions in Argentina, through its equity investees Distribuidora de Gas del Centro S.A. and Distribuidora de Gas Cuyana S.A.

Through its subsidiary Proener S.A., the Group sells and transports any type of fuels both in the country and abroad.

Moreover, as of the incorporation of CP Renovables S.A. (“CPR”) and its subsidiaries, the Group has begun to participate in the development and construction of energy projects based on the use of renewable energy sources.

The issuance of Group’s consolidated financial statements of the three-month period ended March 31, 2018 was approved by the Company’s Board of Directors on May 14, 2018.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

2.
Basis of preparation of the consolidated financial statements

2.1.
Applied Professional Accounting Standards

The Group prepares its consolidated financial statements in accordance with the regulations in force of the Argentine Securities Commission (Comisión Nacional de Valores- “CNV”, for its Spanish initials), which regulations provide that the entities issuing shares/corporate bonds, with certain exceptions, must prepare their financial statements by applying Technical Resolution no. 26 (as amended) of the Argentine Federation of Professional Councils in Economic Sciences (Federación Argentina de Consejos Profesionales de Ciencias Económicas - “FACPCE”, for its Spanish initials), which sets forth the adoption of International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”);while other entities may use the IFRS for SMEs instead of the Argentine Professional Accounting Standards (“NCPA”, for its Spanish initials).

2.2.
Basis of preparation and consolidation

The condensed consolidated financial statements of the Group for the three-month period ended March 31, 2018 have been prepared in accordance with IAS 34 - Interim financial reporting.

In preparing these consolidated financial statements, the Group and its subsidiaries applied the significant accounting policies, estimates and assumptions described in notes 2.3 and 2.4 of the issued financial statements for the year ended December 31, 2017. Moreover, the Group has applied the changes in accounting policies described in note 2.3.1.

These condensed consolidated financial statements include all the necessary information for a proper understanding by their users of the relevant facts and transactions subsequent to the issuance of the last annual financial statements for the year ended December 31, 2017 and up to the date of these interim condensed consolidated financial statements. However, these condensed consolidated financial statements include neither all the information nor the disclosures required for the annual financial statements prepared in accordance with IAS 1 (Presentation of financial statements). Therefore, these condensed consolidated financial statements must be read together with the annual financial statements for the year ended December 31, 2017.

The Group’s consolidated financial statements are presented in Argentine pesos, which is the Group’s functional currency, and all values have been rounded to the nearest thousand (ARS 000), except when otherwise indicated.

2.2.1.
Measuring unit

These consolidated financial statements have been prepared on the basis of historical cost, except for available-for-sale financial assets and financial assets at fair value through profit and loss. Such financial assets have been measured at their fair value.

Under International Accounting Standard (“IAS”) 29, the financial statements of an entity whose functional currency is the currency of a hyperinflationary economy, whether they are based on a historical cost approach or a current cost approach, should be stated in terms of the measuring unit current at the end of the reporting fiscal year. Although this standard does not establish an absolute inflation rate at which hyperinflation is deemed to arise, it is a general practice to consider a cumulative rate for changes in prices over the last three years that approaches or exceeds 100%, together with a series of other qualitative factors related to the macroeconomic environment, as a condition signifying hyperinflation.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

Management assesses whether the Argentine pesos has the characteristics to be described as the currency of a hyperinflationary economy following the guidelines established in IAS 29, and for the evaluation of the quantitative factor previously mentioned, considers the development of the domestic wholesale price index (“DWPI”) published by the “Argentine Statistics and Census Institute” (“INDEC” for its Spanish acronym), given such index best reflects the conditions required by IAS 29.

Since the new national government took office on December 10, 2015, a reorganization process of the INDEC has begun. Such agency has published monthly inflation data measured on the basis of the DWPI as from January 2016, without measuring specific inflation for the months of November and December 2015. As of December 31, 2017, the accumulated inflation rate for the three-year period ended on that date, measured on the basis of the official INDEC data for that index, is approximately 77%, without computing the missing inflation data corresponding to the months of November and December 2015.

Although the objective conditions are not met to qualify the Argentine economy as hyperinflationary for purposes of preparation of the consolidated financial statements ended December 31, 2017, the existence of significant variations on the relevant variables of the economy that affect the Group’s business, such as the ones observed in the last periods (wages cost, supplies price, loan rates and the exchange rate), may change its financial position and the Group’s income. Therefore, such variations should be taken into account in the interpretation of the information provided by the Group in these financial statements regarding its financial position, its income and its cash flows.

2.3.1.
Changes in accounting policies

New standards adopted by the Group

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with the ones used in the preparation of the Group’s consolidated financial statements for the year ended December 31, 2017, except for the adoption of the following standards, interpretations or amendments.

IFRS 15 - Revenue from contracts with customers

IFRS 15 applies to revenue from contracts with customers, except for those contracts under the scope of other IFRSs. Such standard revokes IAS 18 “Revenue” and IAS 11 “Construction Contracts”. The new standard establishes a five steps model for recognizing revenue from contracts with customers.

IFRS 15 structures this principle through the following five steps:

Step 1: Identify the contract with a customer.

Step 2: Identify the performance obligations in the contract.

Step 3: Determine the transaction price.

Step 4: Allocate the transaction price to each performance obligation.

Step 5: Recognize revenue when (or while) a performance obligation is satisfied.

Pursuant to IFRS 15, revenue is recognized when it shows the amount of consideration to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer.

The standard requires the entity to apply judgment taking into account all the relevant factors and circumstances applied to contracts with customers. The standard also specifies measurement of cost increase for obtaining a contract and the cost directly related to fulfilling a contract.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

Pursuant to IFRS 15, among others, a system on the allocation of the transaction price to each performance obligation is established. According to such standard, the Group shall recognize revenue when a performance obligation is satisfied, i.e. every time “control” over those goods and services is transferred to the customer.

The Company has a sole relevant source of income, which consists on the commercialization of energy produced in the spot market under the scheme established by Resolution 19/2017 of the Secretariat of Electric Power (“SEE”), being CAMMESA its main customer.

At the closing of each month, the Company recognizes its sales revenues in accordance with the availability of its machines’ effective power and the electric power supplied during that month. As balancing entry, a sales receivable is recognized, which represents the Company’s unconditional right to the consideration owed by the customer.

Billing for the service is monthly made by CAMMESA in accordance with the guidelines established by SEE; and compensation is received in a maximum term of 90 days. Therefore, no implicit financing components are recognized. The performance obligation is satisfied throughout time.

After the analysis, the Company’s management adopted the modified retrospective approach described in paragraph C3 (b) of the above-mentioned standard and it concluded that the current revenue recognition practices are consistent with the requirements of IFRS 15.

IFRS 9 – Financial Instruments

IFRS 9 replaces IAS 39 “Financial Instruments: Recognition and Measurement” for the annual periods beginning January 1, 2018, and it includes the three aspects of financial instruments measurement: classification and measurement; impairment and hedge accounting.

The Company applied IFRS 9 retrospectively beginning January 1, 2018.

Pursuant to the analysis made, the Company did not book any adjustment on retained earnings as at January 1, 2018. Therefore, the application of IFRS 9 did not mean that the Company had to make modifications to the disclosures made on December 31, 2017 regarding the statements of financial position, changes in equity, comprehensive income and cash flow.

The Company used the exception that allows it not to amend the comparative information for previous periods regarding classification and measurement changes (impairment included). As a result, the Company did not apply IFRS 9 requirements to the comparative period presented. For this reason, the comparative information for the year ended December 31, 2017 and for the three-month period ended March 31, 2017 was not modified.

a)
Classification and measurement of financial assets and liabilities

IFRS 9 maintains, to great extent, the existing requirement of IAS 39 for the classification of financial liabilities.

In turn, IFRS 9 has a new classification and measurement approach for financial assets, which reflect the new business model within which assets are held and their contractual cash flow characteristics.

IFRS includes three main classification categories for financial assets: measured at amortized cost, fair value through other comprehensive income and fair value through profit or loss. The standard eliminates IAS 39’s existent categories: held to maturity, loans and receivables, and held for trading.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

A financial asset shall be measured at amortized cost if both of the following conditions are met:

(a)
the financial asset is held within a business model whose objective is to hold financial assets in order to collect contractual cash flows; and

(b)
the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Additionally, and for those assets that comply with the aforementioned conditions, IFRS 9 has an option to designate, at initial recognition, a financial asset as measured at its fair value if doing so it eliminates or significantly reduces a measurement or recognition inconsistency (sometimes referred to as an ‘accounting mismatch’) that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases.

If financial assets are not measured at amortized cost in accordance with the aforementioned paragraphs, they will be measured at fair value.

This change did not have an impact on the Company.

b)
Impairment of financial assets and liabilities

IFRS 9 replaces IAS 39 “incurred loss” model by the “expected credit losses” (“ECL”) model. This shall require considerable judgment regarding how economic factors affect ECL, which shall be determined on a weighted average basis. ECL derived from the difference between the contractual cash flows and the cash flows at current value that the Group expects to receive.

The new impairment model shall be applied to financial assets measured at amortized cost or at fair value through other comprehensive income, except for investments on equity instruments and contract assets recognized under the scope of IFRS 15.

Under IFRS 9, loss allowances shall be measured using the following bases:

-
12-month ECL: these are expected credit losses that result from default events on a financial instrument that are possible within the 12 months after the reporting date; and

-
Lifetime ECL: these are expected credit losses that result from all possible default events over the expected life of a financial instrument.

Due to the nature of the Group´s customers and their bad debt history, the Company did not identify that the change of approach in the impairment method under IFRS 9 results in the recognition of an adjustment to balances as at January 1, 2018.

In the case of financial placements and in accordance with placement policies in force, the Company monitors credit rating and credit risk of these instruments. Pursuant to the analysis made, the Company did not identify that it is necessary to make an adjustment to the balances of such instruments as at January 1, 2018.

IFRIC 22 - Foreign Currency Transactions and Advance Consideration

This interpretation clarifies the “transaction date” for the purpose of determining the exchange rate to use on initial recognition of a related asset, expense or income, when an entity has received or paid in advance in foreign currency.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

It applies to transactions in foreign currency when an entity recognizes a non-monetary assets or liability derived from the reception or payment in advance before initial recognition of a related asset, expense or income.

So as to determine the exchange rate to use on initial recognition of an asset, expense or income, the transaction date is the date on which a non-monetary asset or liability derived from reception or payment in advance is recognized.

It is effective for periods beginning on January 1, 2018. The Company has applied this new standard prospectively since the beginning of the current year.

This standard had no impact on the condensed consolidated financial statements of the Group.

2.3.
IFRS issued but not yet effective

The following new and/or amended standards and interpretations have been issued but were not effective as of the date of issuance of these consolidated financial statements of the Group. In this sense, only the new and/or amended standards and interpretations that the Group expects to be applicable in the future are indicated. In general, the Group intends to adopt these standards, as applicable, when they become effective.

IFRS 16 Leases

In January 2016, the IASB issued the final version of IFRS 16 and it replaces IAS 17 Leases, IFRIC 4 Determining whether an arrangement contains a lease, SIC-15 Operating leases-incentives and SIC-27 Evaluating the substance of transactions involving the legal form of a lease. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for all leases under a single on-balance sheet model similar to the accounting for finance leases under IAS 17. The standard includes two recognition exemptions leases of “low-value” assets (e.g., personal computers) and short-term leases (i.e., leases with a lease term of 12 months or less). At the commencement date of a lease, a lessee will recognize a liability to make lease payments (i.e., the lease liability) and an asset representing the right to use the underlying asset during the lease term (i.e., the right to-use asset). Lessees will be required to separately recognize the interest expense on the lease liability and the depreciation expense on the right-of-use asset.

Lessor accounting under IFRS 16 is substantially unchanged from today’s accounting under IAS 17. Lessors will continue to classify all leases using the same classification principle as in IAS 17 and distinguish between two types of leases: operating and finance leases. IFRS 16 also requires lessees and lessors to make more extensive disclosures than under IAS 17. IFRS 16 is effective for annual periods beginning on or after January 1, 2019. Early adoption is permitted, but not before the entity applies IFRS 15. A lessee can choose to apply the standard using either a full retrospective or modifies retrospective approach.

The Group has not yet determined what impact, if any, the adoption of the new standard will have on its consolidated financial statements.

IFRIC Interpretation 23 - Uncertainty over Income Tax Treatments

In June 2017, the IASB issued IFRIC Interpretation 23 - Uncertainty over Income Tax Treatments. The Interpretation clarifies application of recognition and measurement requirements in IAS 12 Income Taxes when there is uncertainty over income tax treatments. The Interpretation specifically addresses the following: (a) whether an entity considers uncertain tax treatments separately, (b) the assumptions an entity makes about the examination of tax treatments by taxation authorities, (c) how an entity determines taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates and (d) how an entity considers changes in facts and circumstances. IFRIC 23 is effective for annual periods beginning on or after January 1, 2019. Early adoption is permitted.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

The Group has not yet determined what impact, if any, the adoption of the new interpretation will have on its consolidated financial statements.

3.
Operating segments

The following provides summarized information of the operating segments for the three-month periods ended March 31, 2018 and 2017:

		Equity investees
	Electric Power Generation	Natural Gas Transport and Distribution	Others	Adjustmentsand Eliminations	Total
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000
March 31, 2018

Revenues	1,804,152	1,647,651	144,311	(1,791,962)	1,804,152

Cost of sales	(748,058)	(1,013,576)	(85,004)	1,098,580	(748,058)

Administrative and selling expenses	(202,204)	(264,932)	-	264,932	(202,204)

Other operating income	814,911	44,002	-	(44,002)	814,911

Other operating expenses	(18,358)	(6,354)	-	6,354	(18,358)

CVO receivables update and interests	7,958,658	-	-	-	7,958,658

Operating income	9,609,101	406,791	59,307	(466,098)	9,609,101

Other (expenses) income	(2,785,983)	1,186	(6,002)	152,876	(2,637,923)

Net income for the segment	6,823,118	407,977	53,305	(313,222)	6,971,178

Share in the net income for the segment	6,823,118	131,699	16,361	-	6,971,178

		Equity investees
	Electric Power Generation	Natural Gas Transport and Distribution	Others	Adjustmentsand Eliminations	Total
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000
March 31, 2017

Revenues	1,107,278	1,020,206	105,384	(1,125,590)	1,107,278

Cost of sales	(657,069)	(810,722)	(64,789)	875,511	(657,069)

Administrative and selling expenses	(130,667)	(161,602)	-	161,602	(130,667)

Other operating income	69,934	42,724	-	(42,724)	69,934

Other operating expenses	(18,840)	(127)	-	127	(18,840)

Operating income	370,636	90,479	40,595	(131,074)	370,636

Other (expenses) income	24,055	(91,484)	(9,263)	114,684	37,992

Net income for the segment	394,691	(1,005)	31,332	(16,390)	408,628

Share in the net income for the segment	394,691	3,703	10,234	-	408,628

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

4.
Revenues

	03-31-2018	03-31-2017
	ARS 000	ARS 000

Revenues from Resolution 19, 95/2013, and amendments	1,640,826	960,850
Electric power sold on the Spot market	40,415	71,360
Sales under contracts	51,102	41,992
Steam sales	39,630	33,076
Resale of gas transport and distribution capacity	32,179	-
	1,804,152	1,107,278

5.
Other income and expenses

5.1.
Other operating income

	03-31-2018	03-31-2017
	ARS 000	ARS 000

Interest earned from customers	94,530	19,897
Foreign exchange difference, net	220,963	-
Discount of trade and other receivables and payables and income tax payable, net	373,367	49,311
Recovery of insurance	125,073	-
Others	978	726
	814,911	69,934

5.2.
Other operating expenses

	03-31-2018	03-31-2017
	ARS 000	ARS 000

Charge related to the provision for lawsuits and claims	(15,219)	(1,480)
Foreign exchange difference, net	-	(17,360)
Others	(3,139)	-
	(18,358)	(18,840)

5.3.
Finance income

	03-31-2018	03-31-2017
	ARS 000	ARS 000

Interest earned	31,582	1,563
Net income on financial assets at fair value through profit or loss	65,280	11,492
Foreign exchange differences	24,920	(3,464)
Net income on disposal of financial assets at fair value through other comprehensive income (1)	33,186	345,544
	154,968	355,135

(1)
Net of 7,089 and 24,124 corresponding to turnover tax for the periods ended March 31, 2018 and 2017.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

5.4.
Finance expenses

	03-31-2018	03-31-2017
	ARS 000	ARS 000

Interest on loans and borrowings from CAMMESA	(219,886)	(168,681)
Foreign exchange differences	(14,068)	33,115
Bank commissions for loans	(22,973)	-
Others	(7,182)	(3,205)
	(264,109)	(138,771)

5.5.
Movements from financial assets at fair value through other comprehensive income

	03-31-2018	03-31-2017
	ARS 000	ARS 000

Available-for-sale financial assets
Gains for the year	6,464	168,803
Reclassification adjustments to income	(40,275)	(369,668)
Loss for financial assets at fair value though other comprehensive income	(33,811)	(200,865)

6.
Income tax

The major components of income tax during the years ended December 31, 2017 and 2016, are the following:

Consolidated statements of income and comprehensive income

Consolidated statement of income

	03-31-2018	03-31-2017
	ARS 000	ARS 000

Current income tax
Income tax charge	(1,860,190)	(283,347)

Deferred income tax
Related to the net variation in temporary differences	(816,652)	91,038
Income tax	(2,676,842)	(192,309)

Consolidated statement of comprehensive income

	03-31-2018	03-31-2017
	ARS 000	ARS 000

Income tax for the year related to items charged or credited directly to other comprehensive income
Deferred income tax	17,352	70,303
Income tax charged to other comprehensive income	17,352	70,303

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

The reconciliation between income tax in the consolidated statement of income and the accounting income multiplied by the statutory income tax rate for the three-months period ended March 31, 2018 and 2017, is as follows:

	03-31-2018	03-31-2017
	ARS 000	ARS 000

Income before income tax from continuing operations	9,648,020	600,937
Income before income tax from discontinued operations	567,628	178,729
Income before income tax	10,215,648	779,666

At statutory income tax rate	(3,064,694)	(272,883)
Share of the profit of associates	4,909	3,581
Effect related to statutory income tax rate change (1)	231,473	-
Effect related to the discount of income tax payable	115,183	17,259
Others	(852)	(2,820)
	(2,713,981)	(254,863)

Income tax attributable to continuing operations	(2.676.842)	(192.309)
Income tax attributable to discontinued operations	(37.139)	(62.554)
	(2.713.981)	(254.863)

(1)
Effect of applying the changes in the statutory income tax rate established by Law 27,430, as described in Note 20 to the issued consolidated financial statements at December 31, 2017, to the deferred assets and liabilities, according to its expected term of realization and settlement, respectively.

Deferred income tax

Deferred income tax relates to the following:

	Consolidated statement of financial position		Consolidated statement of income from continuing operations and statement of other comprehensive income
	03-31-2018	03-31-2017	03-31-2018	03-31-2017
	ARS 000	ARS 000	ARS 000	ARS 000

Trade receivables	(1,184,045)	(425,442)	(793,344)	67,789
Provision for plant dismantling	-	39,310	-	-
Other financial assets	(25,314)	(37,658)	12,344	79,369
Employee benefit liability	31,171	32,089	407	(1,145)
Receivables and other non-financial liabilities	-	(6,249)	6,249	5,692
Provisions and other	50,658	44,910	5,748	969
Investments in associates	(103,096)	(138,266)	35,560	(1,296)
Property, plant and equipment	(313,798)	(224,175)	(89,625)	8,429
Intangible assets	(13,140)	(14,198)	1,058	1,534
Tax loss carry-forward	54,520	32,217	22,303	-
Deferred income tax expense			(799,300)	161,341

Deferred income tax liabilities, net	(1,503,044)	(697,462)

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

Deferred income tax liability, net, disclosed in the consolidated statement of financial position

	Consolidated statementof financial position
	03-31-2018	03-31-2017
	ARS 000	ARS 000
Deferred income tax asset
Continuing operations	136,349	107,503
Discontinued operations	-	41,023

Deferred income tax liability
Continuing operations	(1,639,393)	(811,247)
Discontinued operations	-	(34,741)
Deferred income tax liability, net	(1,503,044)	(697,462)

Reconciliation of deferred income tax liabilities, net

	03-31-2018	03-31-2017
	ARS 000	ARS 000

Amount at beginning of year	(697,462)	(1,136,481)

Deferred income tax recognized in profit or loss and in other comprehensive income during the period/year - continuing operations	(799,300)	420,351
Discontinued operations	(6,282)	(467)
Reclassification related to current income tax for the prior year	-	19,135
Amount at end of period/year	(1,503,044)	(697,462)

7.
Financial assets and liabilities

7.1.
Trade and other receivables

	03-31-2018	03-31-2017
	ARS 000	ARS 000
Non-current:

Trade receivables - CAMMESA	10,421,915	2,591,913
Upfront payments of associates acquisition	43	43
Receivables from associates	-	10,257
	10,421,958	2,602,213

	03-31-2018	03-31-2017
	ARS 000	ARS 000
Current:

Trade receivables - CAMMESA	3,930,841	3,625,863
Trade receivables - YPF	79,043	136,696
Recovery of insurance	39,866	21,292
Trade receivables - Large users	47,457	41,414
Receivables from associates and other related parties	19,124	7,267
Other receivables	44,140	56,284
	4,160,471	3,888,816
Allowance for doubtful accounts - Exhibit E	(1,751)	(1,751)
	4,158,720	3,887,065

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

FONINVEMEM I and II

The receivables under FONINVEMEM I and II Agreements are included under “Trade receivables - CAMMESA”. Such receivables are being collected in 120 equal, consecutive monthly installments beginning in February and January 2010, when Thermal Jose de San Martin and Thermal Manuel Belgrano plants, commenced operations, respectively. Since those dates, CAMMESA has made all payments of principal and interest in accordance with the above-mentioned contractual agreements.

During the three-month periods ended March 31, 2018 and 2017 collections of these receivables amounted to 98,647 and 85,667, respectively.

CVO receivables

Receivables under CVO agreement are disclosed under “Trade receivables - CAMMESA”.

As described in Note 1.3.b) to the issued financial statements at December 31, 2017, in 2010 the Company approved a new agreement with the former Secretariat of Energy (the “CVO agreement”). This agreement established, among other agreements, a framework to determine a mechanism to settle unpaid trade receivables as per Resolution 406 accrued over the 2008-2011 period by the generators (CVO receivables) and for that purpose enabling the construction of a thermal combined cycle plant named Central Vuelta de Obligado.

As from March 20, 2018, CAMMESA granted the commercial operations as a combined cycle of Central Vuelta de Obligado thermal power plant (the “Commercial Approval”).

As a consequence of the Commercial Approval and in accordance with the CVO agreement, the Company shall collect the CVO receivables in US dollars in 120 equal and consecutive installments as from the Commercial Approval. The one-time estimated income (before income tax) in relation to the interest and the effect of the adjustment of the CVO receivables to US dollars reaches approximately Ps. 7,959 million (Ps. 3,356 million as a result of interest and Ps.4,603 as a result of the adjustment) and such amount was recognized in the consolidated income statement of the three-month period ended March 31, 2018. As of the date of these financial statements, the documents related to such transaction are in process of being issued by CAMMESA.

Information about the terms and conditions of the liabilities with the related parties is included in note 10.

The information on the Group’s objectives and credit risk management policies is included in Note 17 to the issued consolidated financial statements for the year ended December 31, 2017.

The breakdown by due date of trade and other receivables due as of the related dates is as follows:

			Past due
	Total	To due	90 days	90-180 days	180-270 days	270-360 days	More than 360 days
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000

03-31-18	14,580,678	14,538,004	23,994	14,480	-	1,848	1,952
12-31-17	6,489,278	6,448,858	35,045	-	1,877	-	3,498

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

7.2.
Trade and other payables

	03-31-2018	03-31-2017
	ARS 000	ARS 000
Current:
Trade payables	648,313	1,006,191
Insurance payable	-	1,936
Payables to associates and other related parties	50,857	9,179
	699,170	1,017,306

For the terms and conditions of payables to related parties, refer to Note 10.

The information on the Group’s objectives and financial risk management policies is included in Note 17 to the issued consolidated financial statements for the year ended December 31, 2017.

7.3.
Other loans and borrowings

	03-31-2018	03-31-2017
	ARS 000	ARS 000
Non-current
IFC and IIC loan	1,580,921	-
Borrowings from Banco de Galicia y Buenos Aires S.A.	1,263,022	1,478,729
	2,843,943	1,478,729
Current
IFC and IIC loan	46,641	-
Bank overdrafts	25	233
Borrowings from Banco de Galicia y Buenos Aires S.A.	-	505,371
	46,666	505,604

The information on the Group’s objectives and financial risk management policies is included in Note 17 to the issued consolidated financial statements for the year ended December 31, 2017.

7.3.1
Banco Galicia y Buenos Aires S.A loans

On November 10, 2017, December 21, 2017 and December 22, 2017, CP La Castellana and CP Achiras entered into three short-term bridge loans from Banco Galicia y Buenos Aires S.A for a total amount of USD 50.5 million and USD 27 million, respectively, for the acquisition of wind turbines. These loans accrued interest at a 3.6% annual rate.

In addition, on January 15, 2018, CP Achiras entered into a short-term loan from Banco Galicia y Buenos Aires S.A. for a total amount of USD 7.0 million for the acquisition of wind turbines. This loan accrued interest at a 3.1% annual rate.

As at March 31, 2018, CP Achiras had entered into the loan described in note 7.3.2, which in their Framework Agreement established the long-term refinancing of the loans taken by this Company from Banco Galicia y Buenos Aires S.A for the acquisition of wind turbines. As a consequence, as at March 31, 2018, the aforementioned loans were classified as non-current liabilities as the Group had the possibility to refinance them in a period longer than one-year as from such date.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

On January 9, 2018 and April 9 and 10, 2018, CP La Castellana and CP Achiras, respectively, completely cancelled the loans obtained with the funds received from the loans described in the note 7.3.2.

7.3.2
Loans from International Finance Corporation (“IFC”) and Inter-American Investment Corporation (“IIC”)

On October 20, 2017 and January 17, 2018, CP La Castellana S.A.U. and CP Achiras S.A.U. (both of which are subsidiaries of CPR), respectively, agreed on the structuring of a series of loan agreements in favor of CP La Castellana S.A.U and CP Achiras S.A.U, for a total amount of USD 100,050,000 and USD 50,700,000, respectively, with: (i) International Finance Corporation (IFC) on its own behalf, as Eligible Hedge Provider and as an implementation entity of the Intercreditor Agreement Managed Program; (ii) Inter-American Investment Corporation (“IIC”), as lender on its behalf, acting as agent for the Inter-American Development Bank (“IDB”) and on behalf of IDB as administrator of the Canadian Climate Fund for the Private Sector in the Americas (“C2F”, and together with IIC and IDB, “Group IDB”, and together with IFC, “Senior Creditors”).

In accordance with the terms of the agreement subscribed by CP La Castellana, USD 5 million accrue an interest rate equal to LIBOR plus 3.5%, and the rest at LIBOR plus 5.25% and the loan is amortizable quarterly in 52 equal and consecutive installments as from February 15, 2019.

In accordance with the terms of the agreement subscribed by CP Achiras, USD 40.7 million accrue an interest rate equal to LIBOR plus 5.25%, and the rest at LIBOR plus 4% and the loan is amortizable quarterly in 52 equal and consecutive installments as from May 15, 2019.

Other related agreements and documents, such as the Guarantee and Sponsor Support Agreement (the “Guarantee Agreement” by which CPSA completely, unconditionally and irrevocably guarantees, as the main debtor, all payment obligations undertaken by CP La Castellana and CP Achiras until the projects reach the commercial operations date) hedging agreements, guarantee trusts, a mortgage, guarantee agreements on shares, guarantee agreements on wind turbines, direct agreements and promissory notes have been signed. Pursuant to these agreements, CP Achiras and CP La Castellana have undertaken some obligations, which are described in note 10.3.2 of the financial statements as at December 31, 2017, which have already been issued.

On January 9, 2018, CP La Castellana received the first disbursement of the loan of an amount of USD 80 million. On April 9 and 10, 2018, CP Achiras received two disbursements for the total amount of the loan, USD 50.7 million.

7.4.
Borrowings from CAMMESA

	03-31-2018	03-31-2017
	ARS 000	ARS 000
Non-current:
CAMMESA loans	941,257	1,055,558

Current:
CAMMESA loans	1,006,205	970,980
CAMMESA prepayments	827,519	782,058
	1,833,724	1,753,038

The information on the Group’s objectives and financial risk management policies is included in Note 17 to the issued consolidated financial statements for the year ended December 31, 2017.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

7.5.
Quantitative and qualitative information on fair values

Valuation techniques

The fair value reported in connection with the financial assets and liabilities is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

Fair value for quoted debt securities and mutual funds is based on price quotations at the end of each reporting period.

Fair value hierarchy

The following hierarchy is used by the Group in order to determine and reveal the fair value of financial instruments, pursuant to the applied appraisal technique:

-
Level 1: quote prices (with no adjustment) in active markets for identical assets and liabilities.

-
Level 2: appraisal techniques for which the data and variables which have a significant effect on the determination of the fair registered value are directly or indirectly evident.

-
Level 3: appraisal techniques for which the data and variables which have a significant effect on the determination of the fair registered value are not based on information evident in the market.

The following tables provides, by level within the fair value measurement hierarchy, the Company’s financial assets, that were measured at fair value on recurring basis as of March 31, 2018 and December 31, 2017:

	Fair value measurement using
As of March 31, 2018	Fecha de medición	Total	Level 1	Level 2	Level 3
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000

Assets measured at fair value

Financial assets at fair value through profit or loss:

Mutual funds	03.31.2018	2,062,756	2,062,756	-	-
Argentine Central Bank bills	03.31.2018	156,206	156,206	-	-

Financial assets at fair value through other comprehensive income:

Mutual funds	03.31.2018	140,333	140,333	-	-
Total financial assets measured at fair value		2,359,295	2,359,295	-	-

	Fair value measurement using
As of December 31, 2017	Fecha de medición	Total	Nivel 1	Nivel 2	Nivel 3
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000

Assets measured at fair value

Financial assets at fair value through profit or loss:

Mutual funds	12.31.2017	556,138	556,138	-	-
Corporate bonds	12.31.2017	404,570	404,570	-	-

Financial assets at fair value through other comprehensive income:

Mutual funds	12.31.2017	150,020	150,020
Total financial assets measured at fair value		1,110,728	1,110,728	-	-

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

There were no transfers between Level 1 hierarchies and there were not significant variations in Level 3 assets values.

The information on the Group’s objectives and financial risk management policies is included in Note 17 to the issued financial statements for the year ended December 31, 2017.

8.
Non-financial assets and liabilities

8.1.
Other non-financial assets

	03-31-2018	12-31-2017
	ARS 000	ARS 000
Non-current:
Tax credits	8,522	8,213
Prepayments to vendors	4,415	4,508
	12,937	12,721
Current:
Upfront payments of inventories purchases	34,229	41,596
Prepayment insurance	53,913	87,273
Tax credits	420,789	335,487
Other	9,843	6,539
	518,774	470,895

8.2.
Other non-financial liabilities

	03-31-2018	12-31-2017
	ARS 000	ARS 000
Non-current:
VAT payable	1,210,557	448,712
Tax on bank account transactions payable	18,563	19,983
	1,229,120	468,695
Current:
VAT payable	669,675	569,005
Turnover tax payable	7,576	6,335
Income tax withholdings payable	14,451	26,312
Concession fees and royalties	10,618	17,102
Tax on bank account transactions payable	42,152	39,557
Others	2,693	1,357
	747,165	659,668

8.3.
Compensation and employee benefits liabilities

	03-31-2018	12-31-2017
	ARS 000	ARS 000
Non-current:
Employee long-term benefits	119,187	113,097

Current:
Vacation and statutory bonus	121,902	119,196
Contributions payable	50,860	50,113
Bonus accrual	65,022	144,418
Other	607	9,351
	238,391	323,078

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

9.
Dividends paid

On April 27, 2018, the Shareholders’ Meeting of the Company approved the distribution of dividends in cash amounting to ARS 0.70 per share.

10.
Information on related parties

The following table provides the transactions performed with related parties during the corresponding period/year.

		Income	Expenses	Receivables	Payables
		ARS 000	ARS 000	ARS 000	ARS 000
Associates:

Termoeléctrica José de San Martín S.A.	03.31.2018	45	-	19	-
	03.31.2017	45	-	19	-
	12.31.2017	180	-	19	-

Distribuidora de Gas Cuyana S.A.	03.31.2018	-	18,998	-	7,062
	03.31.2017	-	7,885	-	2,361
	12.31.2017	-	46,793	-	7,251

Distribuidora de Gas del Centro S.A.	03.31.2018	-	-	-	-
	03.31.2017	-	-	-	-
	12.31.2017	-	-	-	-

Energía Sudamericana S.A.	03.31.2018	-	-	260	1,940
	03.31.2017	-	-	260	547
	12.31.2017	-	-	260	1,928

Transportadora de Gas del Mercosur S.A.	03.31.2018	1,589	-	18,845	-
	03.31.2017	235	-	13,713	-
	12.31.2017	3,270	-	17,245	-

Related companies:

RMPE Asociados S.A.	03.31.2018	36	34,591	-	41,855
	03.31.2017	36	21,617	21,627	-
	12.31.2017	137	96,352	-	-
Total	03.31.2018	1,670	53,589	19,124	50,857
	03.31.2017	316	29,502	35,619	2,908
	12.31.2017	3,587	143,145	17,524	9,179

Balances at the related reporting period-ends are unsecured and interest free. There have been no guarantees provided or received for any related party receivables or payables.

For the three-month period ended March 31, 2018 and for the year ended December 31, 2017, the Group has not recorded any impairment of receivables relating to amounts owed by related parties. This assessment is undertaken at the end of each reporting period by examining the financial position of the related party and the market in which the related party operates.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

11.
Awarding of co-generation projects and renewable energy projects

On September 25, 2017, the Company was awarded through Resolution SEE 820/2017 with two co-generation projects called “Terminal 6 San Lorenzo” with a capacity of 330 MW and Luján de Cuyo (within our Luján de Cuyo plant) with a capacity of 93 MW.

On December 15, 2017, we executed a new steam supply contract with YPF for a 15-year term that will begin when the new co-generation unit at our Luján de Cuyo plant begins operations.

Also, on December 27, 2017, we entered into a final steam supply agreement with T6 Industrial S.A. for the new co-generation unit at our Terminal 6 San Lorenzo plant for a 15 year-term.

On January 4, 2018, the Company entered into power purchase agreements with CAMMESA for each of the mentioned projects for a 15-year term as from the launch of commercial operations.

In November 2017, the Company was awarded a project of wind power generation called “La Genoveva I” with an installed capacity of 86.6 MW. The Company participated on the tender by virtue of its call option on 100% of the shares of Vientos La Genoveva S.A, a special purpose vehicle, through which the aforementioned projects will be developed. In this context, the Company assigned the exercise of the call option to its subsidiary CPR and on March 23, 2018, CPR acquired 100% of the shares of Vientos La Genoveva S.A.

In addition, on January 2018, CAMMESA assigned to the Group the priority on power dispatch for the projects “La Castellana II” and “Achiras II”, with an installed capacity of 15.75 MW and 30 MW, respectively.

12.
Sale of the La Plata plant

On December 20, 2017, YPF Energía Eléctrica S.A. (YPF EE), a subsidiary of YPF, accepted our offer to sell the La Plata plant, for a total sum of USD 31.5 million, subject to closing customary conditions.

On February 8, 2018, after the conditions were met, the plant was transferred to YPF EE with effective date January 5, 2018. Consequently, the Company has booked an operating income, before income tax, from discontinued operations for 572,371 due to the sale of the mentioned plant.

13.
Restrictions on income distribution

Pursuant to the General Legal Entities Law and the Bylaws, 5% of the profits made during the fiscal year must be assigned to the statutory reserve until such reserve reaches 20% of the Company’s Capital Stock.

14.
Capital Stock

As of March 31, 2018, the Capital Stock was 1,514,022, represented by 1,514,022,256 ordinary, book-entry shares with a nominal value of 1 Argentine peso and granting 1 vote each, fully registered, paid-in and issued (8,851,848 are treasury shares).

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

15.
Merger of the associated companies Inversora de Gas del Centro S.A (“IGCE”) and Inversora de Gas Cuyana (“IGCU”)

On March 28, 2018, a merger plan between IGCE, IGCU and the companies Magna Inversiones S.A (“Magna”) and RPBC Gas S.A (“RPBC”) was approved. IGCE shall act as the acquiring company and IGCU, RPBC and Magna will act as merged companies. The aforementioned merger will be subject to authorization by the Argentine Natural Gas Regulatory Body ("Ente Nacional Regulador del Gas-ENARGAS”) and to its approval at the Shareholders’ Meeting of each company participating in the merger.

16.
Discontinued operations

As mentioned in note 12, on December 20, 2017 YPF EE accepted our offer to sell the La Plata plant. On February 8, 2018, the plant was transferred to YPF EE with effective date January 5, 2018. Consequently, as of March 31, 2018 and December 31, 2017 its respective results were classified as a discontinued operation, and the La Plata plant was classified as a disposal group held for sale as of December 31, 2017. The results of La Plata plant for the three-month periods ended March 31, 2018 and 2017 are presented below:

	03-31-2018	03-31-2017
	ARS 000	ARS 000

Revenues	12,101	502,968
Cost of sales	(16,844)	(307,496)
Gross income	(4,743)	195,472

Administrative and selling expenses	-	(2,134)
Other operating income	572,371	-
Other operating expenses	-	(14,524)
Operating income	567,628	178,814

Finance expense	-	(85)
Income before tax from discontinued operations	567,628	178,729
Income tax for the period	(37,139)	(62,554)
Income for the period from discontinued operations	530,489	116,175

The assets and liabilities of La Plata plant classified as held for sale as of December 31, 2017 are as follows:

2017
ARS 000

Assets
Property, plant and equipment	116,923
Inventories	26,091
Assets held for sale	143,014

Liabilities
Deferred income tax liabilities	6,282
Compensation and employee benefits liabilities	(4,411)
Provisions	(131,032)
Labilities associated with assets held for sale	(129,161)
Net assets held for sale	13,853

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

The cash flow provided by the sale of the La Plata plant is the following:

ARS 000

Cash flow collected from the sale of discontinued operations	586,845

The net cash flows of La Plata plant operation are, as follows:

	03-31-2018	03-31-2017
	ARS 000	ARS 000

Operating activities	(4,743)	152,993

Earnings per share:

	2018	2017

- Basic and diluted income per share from discontinued operations	ARS 0.35	ARS 0.08

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

EXHIBIT A

CENTRAL PUERTO S.A.

PROPERTY, PLANT AND EQUIPMENT

AS OF MARCH 31, 2018 AND DECEMBER 31, 2017

	03-31-2018
	Cost
	At the beginning	Additions	At the end
	ARS 000	ARS 000	ARS 000

Lands and buildings	365,923	1,039	366,962
Electric power facilities	4,183,548	18,529	4,202,077
Gas turbines (1)	2,813,452	58,307	2,871,759
Work in progress (2) (3)	2,740,171	589,814	3,329,985
Other	213,829	11,305	225,134
Total 03-31-2018	10,316,923	678,994	10,995,917

	03-31-2018				12-31-2017
	Depreciation
	At the beginning	Charges	At the end	Net book value	Net book value
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000

Lands and buildings	42,192	514	42,706	324,256	323,731
Electric power facilities	2,679,365	62,263	2,741,628	1,460,449	1,504,183
Gas turbines (1)	-	-	-	2,871,759	2,813,452
Work in progress (2)	-	-	-	3,329,985	2,470,171
Other	163,638	3,092	166,730	58,404	50,191
Total 03-31-2017	2,885,195	65,869	2,951,064	8,044,853
Total 12-31-2017					7,431,728

(1)
As of March 31, 2018, the Company acquired gas turbines, one of which will be used for new generation capacity in the project called “Terminal 6 San Lorenzo” while the other turbines can be used for other projects, in future bidding processes that may be called by the Argentine government.
(2)
Work in progress corresponds to La Castellana and Achiras wind projects.
(3)
The Group has capitalized borrowing costs for a total amount of 160,455 during the three-month period ended March 31, 2018.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

EXHIBIT E

CENTRAL PUERTO S.A.

ALLOWANCES AND PROVISIONS

AS OF MARCH 31, 2018 AND DECEMBER 31, 2017

	03-31-2018				12-31-2017
Item	At beginning	Increases	Transfers	At end	At end

ASSETS

Non-current

Inventories	54,181	-	-	54,181	54,181

Trade and other receivables
Allowance for doubtful accounts - Trade receivables	1,751	-	-	1,751	1,751
Total 03-31-2018	55,932	-	-	55,932
Total 03-31-2017	32,632	23,300	-		55,932

LIABILITIES

Current

Provisions

Provision for lawsuits and claims	413,474	14,604	-	428,078	413,474
Total 03-31-2018	413,474	14,604	-	428,078
Total 03-31-2017	466,686	77,820	(131,032)		413,474

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

EXHIBIT F

CENTRAL PUERTO S.A.

COST OF SALES

FOR THE TRHEE-MONTH PERIODS ENDED AS OF MARCH 31, 2018 AND 2017

	03-31-2018	03-31-2017
	ARS 000	ARS 000

Inventories at beginning of each period	158,493	147,670

Purchases and operating expenses for each period:

Purchases	263,802	108,986
Operating expenses (Exhibit H)	526,007	550,818
	789,809	659,804

Inventories at the end of each period	(200,244)	(150,405)(1)
Total sales costs	748,058	657,069

(1)
Inventories as of March 31, 2017 do not include inventories stock from discontinued operations.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

EXHIBIT G
CENTRAL PUERTO S.A.

FINANCIAL ASSETS AND LIABILITIES IN FOREIGN CURRENCY

AS OF MARCH 31, 2018 AND DECEMBER 31, 2017
	03-31-2018				12-31-2017
Account	Currency and amount(in thousands)		Effective exchange rate (1)	Bookvalue	Currency and amount(in thousands)		Bookvalue
				ARS000			ARS000
NON-CURRENT ASSETS

Trade and other receivables	USD	482,964	20.049	9,682,955	USD	24,648	457,193
				9,682,955			457,193
CURRENT ASSETS

Cash and cash equivalents	USD	52,857	20.049	1,059,730	USD	4,313	80,002
	EUR	1	24.666	25	EUR	1	22

Trade and other receivables	USD	126,730	20.049	2,540,800	USD	20,541	547,954
				3,600,555			627,978
				13,283,510			1,085,171

NON-CURRENT LIABILITIES

Other loans and borrowings	USD	112,702	20.149	2,270,832	USD	50,690	945,326
				2,270,832			945,326

CURRENT LIABILITIES

Other loans and borrowings	USD	2,315	20.149	46,641	USD	27,099	505,371
Trade and other payables	USD	5,015	20.149	101,047	USD	31,247	582,651
	EUR	764	24.840	18,978	EUR	136	3,053
				166,666			1,091,075
				2,437,498			2,036,401

USD: US dollar.
EUR: Euro.

(1)
At the exchange rate prevailing as of March 31, 2018 as per the Argentine National Bank.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

EXHIBIT H

CENTRAL PUERTO S.A.

INFORMATION REQUIRED BY LAW 19.550, ART. 64, PARAGRAPH I, SUBSECTION b)

FOR THE TRHEE-MONTH PERIODS ENDED AS OF MARCH 31, 2018 AND 2017

	03-31-2018			03-31-2017
Accounts	Operating expenses	Administrative and selling expenses	Total	Operating expenses	Administrative and selling expenses	Total
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000

Compensation to employees	237,850	92,891	330,741	236,857	60,499	297,356
Other long-term employee benefits	6,750	1,098	7,848	5,728	1,012	6,740
Depreciation of property, plant and equipment	65,821	48	65,869	56,851	-	56,851
Amortization of intangible assets	7,778	-	7,778	7,838	-	7,838
Purchase of energy and power	8,039	-	8,039	5,444	-	5,444
Fees and compensation for services	48,723	69,259	117,982	38,216	35,156	73,372
Maintenance expenses	65,853	2,392	68,245	122,870	5,093	127,963
Consumption of materials and spare parts	15,465	-	15,465	21,817	-	21,817
Insurance	34,744	139	34,883	37,133	1,126	38,259
Levies and royalties	33,251	-	33,251	16,840	-	16,840
Taxes and assessments	1,199	7,194	8,393	728	8,255	8,983
Tax on bank account transactions	-	26,620	26,620	-	17,920	17,920
Others	534	2,563	3,097	496	1,606	2,102
Total al 03-31-2018	526,007	202,204	728,211
Total al 03-31-2017				550,818	130,667	681,485

English translation of the original report issued in Spanish for publication in Argentina

REVIEW REPORT ON INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

To the board of directors of
CENTRAL PUERTO S.A.:

Report on financial statements

Introduction

1.      We have reviewed the accompanying interim condensed consolidated financial statements of Central Puerto S.A. and its subsidiaries, which comprise the statement of financial position as of March 31, 2018, the statements of income and comprehensive income, of changes in equity and cash flows for the three-month period then ended, and selected explanatory notes.

Responsibility of the Board of Directors on financial statements

2.      The Board of Directors is responsible for the preparation and presentation of the Company’s financial statements under International Financial Reporting Standards (IFRS), adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) as professional accounting standards and incorporated by the Argentine Securities Commission (CNV) in its regulations, as approved by the International Accounting Standards Board (IASB) and, therefore, it is responsible for the preparation and presentation of the financial statements mentioned in paragraph 1 pursuant to International Accounting Standard No. 34 “Interim Financial Reporting” (IAS 34). The Board is also responsible for the internal control it deems necessary for interim financial reporting to be prepared free from material misstatements, whether due to errors or irregularities.

Auditor’s responsibility

3.      Our responsibility is to express a conclusion on the financial statements mentioned in paragraph 1, based on our review, which was conducted in accordance with International Standard on Review
Engagements 2410 “Review of interim financial information performed by the independent auditor of the entity”, issued by the International Auditing and Assurance Standards Board (IAASB). Such standard requires the auditor to comply with the ethical requirements relevant to the audit of the annual financial statements of the entity. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

4.      Based on our review, nothing has come to our attention that causes us to believe that the financial statements mentioned in paragraph 1 have not been prepared, in all material respects, in accordance with IAS 34.

City of Buenos Aires,
May 14, 2018
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.

GERMÁN CANTALUPI
Partner